VIA EDGAR

February 18, 2010

United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549-4561

Attn:	Mr. Andrew Mew
Mr. Robert Babula

RE:	Emtec, Inc.
Form 10-K for the Fiscal Year Ended August 31, 2009
Filed November 25, 2009
Form 10-Q for the Quarterly Period Ended November 30, 2009
Filed January 14, 2010
File No. 000-32789

Dear Mr. Mew:

We acknowledge receipt of the written comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter dated February 16, 2010 to the undersigned (the “Comment Letter”) with respect to Form 10-K of Emtec, Inc. (the “Company”) for the Fiscal Year Ended August 31, 2009, filed with the Commission by the Company on November 25, 2009, and Form 10-Q for the Quarterly Period Ended November 30, 2009, filed with the Commission by the Company on January 14, 2010 (File No. 000-32789).

As Gregory Chandler discussed with Mr. Babula yesterday, certain members of the Company's senior management team will be leaving this week for an extended business trip to India, which will make complying with the Staff's request for a response within ten business days extremely burdensome for the Company.  Accordingly, Mr. Babula agreed that an extension of an additional ten business days for the Company to respond to the Comment Letter would be appropriate.  Therefore, as discussed with Mr. Babula, we intend to submit our response to the Staff's comments on or before March 16, 2010, which is ten business days from the date by which a response was originally requested in the Comment Letter.

If you have any questions or comments regarding the foregoing, please feel free to contact the undersigned at (973) 232-7859.  Thank you for your cooperation and attention to this matter.

EMTEC, INC.

By:	/s/ Gregory Chandler
Gregory Chandler
Chief Financial Officer